POWERHANDZ, INC.

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

July 24th 2018

POWERHANDZ Inc
Comparative Balance Sheet
As of December 31, 2017 and 2016

		Total	
		As of Dec 31, 2017	As of Dec 31, 2016
ASSETS			
Current Assets			
Bank Accounts			
Benchmark CD		50,262.08	50,211.85
Benchmark Checking xx4308		59,040.28	163,275.59
PayPal Bank		6,775.26	11,203.36
Well Fargo Business Checking xx7504)		478.39	71.98
Wells Fargo Basketball Camp xx0397		0.00	0.00
Wells Fargo Basketball Camp xx5823		0.00	3.01
Wells Fargo Business Market Rate Savings xx0948		1,635.64	885.31
Total Bank Accounts	$	**118,191.65** $	**225,651.10**
Accounts Receivable			
Accounts Receivable		43,264.73	82,104.38
Total Accounts Receivable	$	**43,264.73** $	**82,104.38**
Other Current Assets			
Amazon Holding Account		0.00	0.00
Clearing Account		0.00	0.00
Due from Employee/Other		0.00	0.00
Due from Texas		587.74	
Inventory		0.00	0.00
Anti Grip Gloves		190,706.00	53,465.00
Anti Grip Packages		3,507.00	0.00
Ball Wraps		4,759.50	8,449.50
Baseball Gloves		54,298.00	43,503.00
Boxing Gloves		0.00	17.00
Extreme Grip Gloves		22,202.00	22,202.00
Golf Gloves		10,506.00	11,645.00
Pop Up Defenders		4,668.30	4,258.80
Powerarches		2,183.50	3,663.00
Pure Grip Gloves		24,446.00	27,591.00
Shorts		13,035.00	3,780.00
Softball Gloves		0.00	0.00
Sport Bags		1,290.00	0.00
Striker Gloves		31,178.00	3,230.00
T-shirts		3,250.00	3,170.00
Wrist Bands		391.00	607.00
Total Inventory	$	**366,420.30** $	**185,581.30**
Loans to Shareholders		7,592.19	10,597.19
Prepaid Expenses		4,900.00	
Prepaid Inventory		0.00	62,937.84
Undeposited Funds		0.00	0.00
Total Other Current Assets	$	**379,500.23** $	**259,116.33**
Total Current Assets	$	**540,956.61** $	**566,871.81**
Fixed Assets			
Accumulated Depreciation		-3,456.00	-3,238.00
Computers		3,784.42	3,784.42
Total Fixed Assets	$	**328.42** $	**546.42**
Other Assets			

Accumulated Amortization		-30,016.24		-19,941.24
Licensing		3,450.00		3,450.00
Loan Origination Fees		1,875.00		1,875.00
Patent		45,313.50		45,313.50
Product Development		15,200.00		15,200.00
Start up costs		42,700.58		42,700.58
Total Other Assets	$	**78,522.84**	$	**88,597.84**
TOTAL ASSETS	$	**619,807.87**	$	**656,016.07**
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
Accounts Payable		125,036.81		121,956.95
Total Accounts Payable	$	**125,036.81**	$	**121,956.95**
Credit Cards				
Amex Business Platinum Card		49,534.54		90,235.83
Total Credit Cards	$	**49,534.54**	$	**90,235.83**
Other Current Liabilities				
Benchmark LOC		76,040.90		96,437.72
BlueVine Note Payable		22,769.82		
Citizen's Note Payable		145,750.00		
Deck Note Payable		0.00		41,587.50
Due to Ambassador		27,500.00		
Kabbage Note Payable		24,360.00		34,433.33
Note Payable - Other		0.00		
Sales Tax Payable		977.58		1,920.69
Shopify Note Payable		12,759.73		508.65
Total Other Current Liabilities	$	**310,158.03**	$	**174,887.89**
Total Current Liabilities	$	**484,729.38**	$	**387,080.67**
Long-Term Liabilities				
Convertible Note		380,000.00		369,000.00
Total Long-Term Liabilities	$	**380,000.00**	$	**369,000.00**
Total Liabilities	$	**864,729.38**	$	**756,080.67**
Equity				
Common Stock		89,107.95		810.00
Opening Balance Equity		200.00		200.00
Paid-In Capital		191,165.00		161,165.00
Retained Earnings		-258,739.60		-46,328.74
Treasury Stock		-3,500.00		-3,500.00
Net Income		-263,154.86		-212,410.86
Total Equity	-$	**244,921.51**	-$	**100,064.60**
TOTAL LIABILITIES AND EQUITY	$	**619,807.87**	$	**656,016.07**

Note

These financial statements have not been audited or reviewed.

POWERHANDZ Inc
Statement of Stockholders' Equity
For the Year Ending December 31, 2016

	Common Stock, $0.20 Par	Paid-in Capital in Excess of Par	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance on January 1	810.00	161,165.00	-46,128.74	-3,500.00	112,346.26
Issued shares for cash					
Purchase of treasury stock					
Net Income			-212,410.86		-212,410.86
Balance on December 31	810.00	161,165.00	-258,539.60	-3,500.00	-100,064.60

Note

These financial statements have not been reviewed or audited.

POWERHANDZ Inc
Statement of Stockholders' Equity
For the Year Ending December 31, 2017

	Common Stock, $0.20 Par	Paid-in Capital in Excess of Par	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance on January 1	810.00	161,165.00	-258,539.60	-3,500.00	-100,064.60
Issued shares for cash	88,297.95	30,000.00			118,297.95
Purchase of treasury stock					
Net Income			-263,154.86		-263,154.86
Balance on December 31	89,107.95	191,165.00	-521,694.46	-3,500.00	-244,921.51

Note

These financial statements have not been reviewed or audited.

POWERHANDZ Inc
Profit and Loss
January - December 2017

	Total	
	Jan - Dec 2017	**Jan - Dec 2016 (PP)**
Income		
Discounts Given	-3,550.80	-2,072.07
Refunds-Allowances	-10,622.63	-17,487.42
Sales	577,293.13	791,523.30
Services	146.00	361.00
Shipping, Delivery Income	53,402.86	97,481.95
Total Income	**$ 616,668.56**	**$ 869,806.76**
Cost of Goods Sold		
Purchases - COS	135,733.94	272,980.87
Shipping - COS	64,800.55	93,721.72
Total Cost of Goods Sold	**$ 200,534.49**	**$ 366,702.59**
Gross Profit	**$ 416,134.07**	**$ 503,104.17**
Expenses		
General and Administrative		
Auto Expense	6,129.79	6,448.23
Charitable Donations	2,000.00	6,998.60
Consulting and Services		
Consulting	31,600.58	55,249.33
Contract Services	12,195.00	6,552.83
Total Consulting and Services	**$ 43,795.58**	**$ 61,802.16**
General Administrative Expenses		
Bank Charges	1,733.79	1,481.50
Dues & Subscriptions	2,741.59	3,509.94
Office Supplies	4,015.20	7,001.71
Online Services and Software	3,844.43	3,620.50
Other General and Admin Expenses	12,794.71	3,581.77
Payroll Processing	815.76	1,688.03
Utilities	10,217.25	9,244.76
Total General Administrative Expenses	**$ 36,162.73**	**$ 30,128.21**
Insurance	5,239.50	3,161.42
Legal & Professional Fees	132,586.18	68,671.08
Meals and Entertainment	13,924.29	19,047.65
Payroll Expenses		
Payroll Taxes	994.50	5,663.25
Salaries and wages	9,000.00	62,500.00
Total Payroll Expenses	**$ 9,994.50**	**$ 68,163.25**
Total General and Administrative	**$ 249,832.57**	**$ 264,420.60**
Selling Expenses		
Advertising and Marketing	138,672.10	200,272.99
Booth and Show Expenses		3,573.90
Broker Fees and Commissions	99,090.86	62,189.88
Merchant Services	15,237.03	16,107.24
Promotional	3,515.50	5,961.13
Storage and Fulfillment	58,292.94	83,561.74
Travel	32,912.91	45,649.12
Total Selling Expenses	**$ 347,721.34**	**$ 417,316.00**
Total Expenses	**$ 597,553.91**	**$ 681,736.60**
Net Operating Income	**-$ 181,419.84**	**-$ 178,632.43**

Other Income				
Interest Earned		50.56		163.38
Investment Income		0.16		
Total Other Income	$	**50.72**	$	**163.38**
Other Expenses				
Amortization Expense		10,075.00		9,355.25
Depreciation		218.00		363.00
Interest Expense		71,492.74		23,988.62
Penalties & Settlements				234.94
Total Other Expenses	$	**81,785.74**	$	**33,941.81**
Net Other Income	-$	**81,735.02**	-$	**33,778.43**
Net Income	-$	**263,154.86**	-$	**212,410.86**

Note

These financial statements have not been audited or reviewed.

POWERHANDZ Inc
Statement of Cash Flows
January - December 2016

		Total
OPERATING ACTIVITIES		
Net Income		-212,410.86
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		-80,499.38
Amazon Holding Account		3,339.94
Due from Employee/Other		0.00
Inventory:Anti Grip Gloves		-36,142.00
Inventory:Anti Grip Packages		0.00
Inventory:Ball Wraps		-6,411.00
Inventory:Baseball Gloves		-25,432.00
Inventory:Boxing Gloves		-17.00
Inventory:Extreme Grip Gloves		-2,312.00
Inventory:Golf Gloves		-1,700.00
Inventory:Pop Up Defenders		-4,258.80
Inventory:Powerarches		-3,663.00
Inventory:Pure Grip Gloves		2,771.00
Inventory:Shorts		-1,920.00
Inventory:Softball Gloves		0.00
Inventory:Sport Bags		1,131.00
Inventory:Striker Gloves		-3,230.00
Inventory:T-shirts		-1,140.00
Inventory:Wrist Bands		-552.00
Loans to Shareholders		-482.19
Prepaid Inventory		-22,937.84
Accumulated Depreciation		363.00
Accumulated Amortization		9,355.25
Loan Origination Fees		-1,875.00
Accounts Payable		121,956.95
Amex Business Platinum Card		84,619.69
Benchmark LOC		96,437.72
Deck Note Payable		41,587.50
Kabbage Note Payable		34,433.33
Sales Tax Payable		-2,717.37
Shopify Note Payable		508.65
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	**201,214.45**
Net cash provided by operating activities	-$	**11,196.41**
INVESTING ACTIVITIES		
Patent		-24,450.00
Net cash provided by investing activities	-$	**24,450.00**
FINANCING ACTIVITIES		
Convertible Note		80,000.00
Net cash provided by financing activities	$	**80,000.00**
Net cash increase for period	$	**44,353.59**
Cash at beginning of period		181,297.51
Cash at end of period	$	**225,651.10**

Note
These financial statements have not been reviewed or audited.

POWERHANDZ Inc
Statement of Cash Flows
January - December 2017

		Total
OPERATING ACTIVITIES		
Net Income		-261,374.86
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		38,839.65
Clearing Account		0.00
Due from Employee/Other		0.00
Due from Texas		-587.74
Inventory:Anti Grip Gloves		-137,241.00
Inventory:Anti Grip Packages		-3,507.00
Inventory:Ball Wraps		3,690.00
Inventory:Baseball Gloves		-10,795.00
Inventory:Boxing Gloves		17.00
Inventory:Extreme Grip Gloves		0.00
Inventory:Golf Gloves		1,139.00
Inventory:Pop Up Defenders		-409.50
Inventory:Powerarches		1,479.50
Inventory:Pure Grip Gloves		3,145.00
Inventory:Shorts		-9,255.00
Inventory:Sport Bags		-1,290.00
Inventory:Striker Gloves		-27,948.00
Inventory:T-shirts		-80.00
Inventory:Wrist Bands		216.00
Loans to Shareholders		3,005.00
Prepaid Expenses		-6,680.00
Prepaid Inventory		62,937.84
Accumulated Depreciation		218.00
Accumulated Amortization		10,075.00
Accounts Payable		3,079.86
Amex Business Platinum Card		-40,701.29
Benchmark LOC		-20,396.82
BlueVine Note Payable		22,769.82
Citizen's Note Payable		145,750.00
Deck Note Payable		-41,587.50
Due to Ambassador		27,500.00
Kabbage Note Payable		-10,073.33
Note Payable - Other		0.00
Sales Tax Payable		-943.11
Shopify Note Payable		12,251.08
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	24,617.46
Net cash provided by operating activities	-$	236,757.40
FINANCING ACTIVITIES		
Convertible Note		11,000.00
Common Stock		88,297.95
Paid-In Capital		30,000.00
Net cash provided by financing activities	$	129,297.95
Net cash increase for period	-$	107,459.45
Cash at beginning of period		225,651.10
Cash at end of period	$	118,191.65

Note
These financial statements have not been reviewed or audited.

POWERHANDZ INC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (ADD MONTH AND YEAR)

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

POWERHANDZ, Inc. ("the Company") is a corporation formed under the laws of the State of Texas. The Company derives revenue from the design and manufacture of athletic training product that can be used to improve performance and or rehabilitation.

The Company will conduct an equity crowdfund offering during the third quarter of 2018 for the purpose of raising operating capital. The Company's ability to achieve management's objectives may be dependent on the outcome of this offering or management's other efforts to raise operating capital.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

The Company uses a manufacturer to produce all inventory and has only limited fixed assets, consisting of office equipment.

Intangible Assets

The Company capitalized start up expenses and patent acquisition costs. Other items included are product development costs and licensing fees, as they occurred.

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs
The Company expenses direct advertising costs as incurred.

NOTE C - INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded net operating losses from 2014-2017. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2014 will expire if unused after tax year 2034. The Company's 2014 federal tax filing will be subject to review by the Internal Revenue Service

POWERHANDZ, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

until 2018. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020. The Company's 2017 federal tax filing will be subject to inspection by the Internal Revenue Service until 2021.

The Company is subject to Franchise Tax requirements in the State of Texas. The Company's Texas tax filings for tax year 2014, 2015, 2016, and 2017 will be subject to review by that State until the expiration of the statutory period in 2018, 2019, 2020, and 2021, respectively.

NOTE D - EQUITY BASED COMPENSATION

In 2015, the Company adopted an equity compensation plan for the purpose of attracting and retaining qualified personnel as well as other strategic partners. Options issued under the plan vest in accordance with the vesting schedules contained in each award agreement and grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue. As of December 31, 2017, options issued, available, and exercised were as follows:

Options Authorized Options Issued Options Available

2,140,000; 1,074,284; 1,065,716

As of July 24, 2018, none of the options have been exercised by option holders

NOTE E - NOTES PAYABLE

The Company has convertible notes ("the Notes") payable to a related party. The Notes accrue interest at the rate of 6% per annum and have twelve-month or twenty-four month terms, with the earliest commencing on May 24th of 2017. At Holders election and in the event that the Company issues and sells shares of its Preferred Stock in an equity financing which occurs on or prior to the Maturity Date of the Notes, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall automatically convert into fully paid and non-assessable shares of the Preferred Stock issued in such financing at the price per share paid by the other participating investors in such financing.